Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Nine Months Ended September 30,		Year ended December 31,
	2010	2009	2009	2008	2007	2006	2005
Computation of Earnings
Income from continuing operations	$7,998	$6,432	$8,760	$11,341	$11,131	$10,452	$10,127
Add: Income tax expense	3,000	2,343	3,147	5,016	4,854	4,787	4,595

Income from continuing operations before income taxes	10,998	8,775	11,907	16,357	15,985	15,239	14,722
Add Fixed charges, excluding interest on deposits	3,499	3,414	4,592	3,349	3,507	2,928	2,399
Less Preferred stock dividends and accretion	2,368	1,974	2,757	—	—	—	—

Total earnings for computation, excluding interest on deposits	12,129	10,215	13,742	19,706	19,492	18,167	17,121
Interest on deposits	9,387	12,586	16,429	25,022	35,307	26,715	16,035

Total earnings for computation, including interest on deposits	$21,516	$22,801	$30,171	$44,728	$54,799	$44,882	$33,156

Computation of Fixed Charges
Portion of rental expense deemed representative of interest	$218	$229	$307	$351	$337	$319	$302
Preferred Stock dividends grossed up for tax @35%	1,962	1,649	2,303	—	—	—	—
Preferred Stock discount accretion grossed up for tax @35%	406	325	454	—	—	—	—
Interest on borrowed funds	913	1,211	1,528	2,998	3,170	2,609	2,097

Total fixed charges, excluding interest on deposits	3,499	3,414	4,592	3,349	3,507	2,928	2,399
Interest on deposits	9,387	12,586	16,429	25,022	35,307	26,715	16,035

Total fixed charges, including interest on deposits	$12,886	$16,000	$21,021	$28,371	$38,814	$29,643	$18,434

Ratio of Earnings to Fixed Charges
Excluding deposit interest	3.47	2.99	2.99	5.88	5.56	6.20	7.14
Including deposit interest	1.67	1.43	1.44	1.58	1.41	1.51	1.80